June 25, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director Ronald E. Alper, Staff Attorney

Re: Hotel Outsource Management International, Inc.
Registration Statement on Form S-1 Filed May 1, 2009 and
Amendment No. 1 to Registration Statement on Form S-1 Filed June 5, 2009
Amendment No. 2 to Registration Statement on Form S-1 Filed June 23, 2009
File No. 333-158929

Dear Mr. Owings:

Hotel Outsource Management International, Inc. does hereby withdraw its request for acceleration dated June 22, 2009 and does hereby request acceleration of the above-mentioned registration statement on Form S-1, as amended, so that same may become effective at 4:00 p.m. on Thursday, June 25, 2009 or as soon as practical.

Hotel Outsource Management International, Inc. acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•
the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Hotel Outsource Management International from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures;

•
Hotel Outsource Management International may not assert the Staff’s comments or the Commission’s declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

HOTEL OUTSOURCE MANAGEMENT INTERNATIONAL, INC.

/s/ Daniel Cohen
_______________________
By:	Daniel Cohen President